

August 28, 2025

Jeffrey Guzy
Chief Financial Officer
CoJax Oil & Gas Corporation
4830 Line Ave., #152
Shreveport, Louisiana 71106

Re: **CoJax Oil & Gas Corporation**
Form 10-K for the Fiscal Year ended December 31, 2024
Filed March 31, 2025
File No. 000-56386

Dear Jeffrey Guzy:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Financial Statements
Report of Independent Registered Public Accounting Firm , page F-42

1. We note that you filed an audit report that covers the financial statements as of and for the fiscal year ended December 31, 2024, but which does not extent to the comparative financial statements for 2023.

    Please obtain and file via an amendment to your annual report an audit opinion that covers both periods to comply with Rules 2-02(a)(4) and 8-02 of Regulation S-X.

Note 3 - Summary of Significant Accounting Policies
Segment Information, page F-86

2. You disclose that you operate in one reportable segment and that consolidated gross profit (loss) is the measure used by the CODM to evaluate the segment's performance and to allocate capital and monitor budget versus actual results.

Given that you do not present consolidated gross profit (loss) in the income statement on page F-44, it appears that you should expand your disclosure to present this performance measure along with your segment-related information to comply with FASB ASC 280-10-50-28C; and considering that no other segments are utilized, it appears that consolidated GAAP net income (loss) would also be a performance measure to identify in connection with these disclosure requirements.

Please submit the revisions that you propose to address these concerns, also considering the guidance in FASB ASC 280-10-55-15D through 15F.

Exhibits, Financial Statement Schedules, page 79

3.   The certifications provided as Exhibits 31.1 and 31.2 do not include the complete introductory language prescribed for paragraph 4. Specifically, these exclude reference to "...and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))."

Please amend your filing to provide certifications that conform to the language set forth in Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Babula at 202-551-3339 or Yong Kim at 202-551-3323 if you have any questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation